TEMBEC INC.
MATERIAL CHANGE REPORT
Form 51-102F3
ITEM 1:	NAME AND ADDRESS OF COMPANY
TEMBEC INC.
800 René-Lévesque Blvd West, Suite 1050
Montréal, Québec
H3B 1X9
ITEM 2:	DATE OF MATERIAL CHANGE
October 30, 2006.
ITEM 3:	NEWS RELEASE
A press release was issued by Tembec Inc. (“Tembec”) on October 30, 2006 through the services of Canada NewsWire.
ITEM 4:	SUMMARY OF MATERIAL CHANGE
Tembec announced the receipt of US $242 million pertaining to softwood lumber duty deposits made by it to US customs since May 2002. The funds were advanced by Export Development Corporation (“EDC”) as part of a financing transaction made possible by the 2006 Softwood Lumber Agreement between Canada and the
United States which provides for the return of approximately 82% of the US$ value of duties deposited by Tembec. The purchase by EDC of the duties to be refunded eliminates the waiting period anticipated for US customs to process the refunds.
The amount received from EDC represents substantially all of the funds that are expected to be returned to Tembec.
ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE
See press release attached hereto.
ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
ITEM 7:	OMITTED INFORMATION
None.

ITEM 8:	EXECUTIVE OFFICER
The following executive officer of Tembec is knowledgeable about the material change and this report:
Antonio Fratianni
Vice President, General Counsel and Secretary
(514) 871-0137
ITEM 9:	DATE OF REPORT
Dated at Montréal, this 1st day of November, 2006.